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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

U.S. Court Denies Preliminary Injunction Sought By TSMC Against SMIC

• Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”) announced today that the Alameda County Superior Court in Oakland, California, USA denied the request by Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) for a preliminary injunction against SMIC.

• This announcement is made pursuant to the disclosure obligations under Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”) announced today that the Alameda County Superior Court in Oakland, California, USA denied the request by Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) for a preliminary injunction against SMIC. A preliminary injunction is a preliminary determination and does not constitute or reflect a final decision for the lawsuit.

TSMC filed proceedings against SMIC in August 2006 for alleged trade secret misappropriation and breach of contract, seeking injunction and damages. As part of that lawsuit, TSMC filed a motion in May 2007 seeking to enjoin SMIC from manufacturing and distributing certain elements of its 0.13 um and smaller logic technology. After a 3-day hearing, the Court issued its order on September 7, 2007. The order denied TSMC’s requested preliminary injunction, thereby leaving unaffected SMIC’s development and sales. Instead, the order only required SMIC to provide 28 days’ notice to TSMC if SMIC plans to disclose 0.13 um or smaller logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure. The order is expected to be available on the Court’s website at http://www.alameda.courts.ca.gov/courts/ in the near future.

This announcement is made pursuant to the disclosure obligations under Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC September 9, 2007

* For identification only